June 25, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christian Windsor, Special Counsel

RE:    Ladenburg Thalmann Financial Services Inc. ("we" or the "Company")
Form 10-K for the year ended December 31, 2014 filed on 3/17/2015 (the
"Form 10-K")
File No. 001-15799

Dear Mr. Windsor:

We are submitting this letter to respond to the comment of the staff of the United States Securities and Exchange Commission ("SEC") set forth in your letter dated June 9, 2015. The staff’s comment is set forth below (with page references unchanged) and is followed by our response.
    The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2014

Item 15. Exhibits and Financial Statement Schedules, page 46

1. We note your response to comment 2 in our letter dated May 8, 2015, including your representation that your business is not substantially dependent on the clearing agreements with NFS from a qualitative or quantitative standpoint. We note that your clearing agreements with NFS were entered into concurrently with the forgivable loan agreements, and that the forgiveness of the principal and interest payable under the loan agreements is dependent upon the continuation of the clearing agreements. Consequently, an understanding of the loan agreements requires that an investor know the terms of the clearing agreements. This leads us to believe that the underlying provisions of the clearing agreements defining default and termination events are integral terms of the loan agreements. In addition, the principal and interest amounts forgiven in each of the last three years, as disclosed on page F-24 of your Form 10-K, were material to your results in each of those years, at least as measured against net income. Please provide us with your analysis as to how you concluded that the clearing agreements were entered into in the ordinary course of business given that they are required for the forgiveness provisions of the loan agreements to remain in effect. Also, please tell us, with a view towards revised disclosure, about any significant termination provisions or default clauses contained in the agreements.

Mr. Christian Windsor
United States Securities and Exchange Commission
June 25, 2015

Response:

We acknowledge the comment that the forgivable loans are conditioned upon the continuation of the clearing agreements and we undertake to provide appropriate disclosure in our future filings, as discussed below. However, as we noted in our prior response, we did not file the clearing agreements (collectively, the "NFS Clearing Agreements") between certain of our broker-dealer subsidiaries and National Financial Services LLC ("NFS") as exhibits to our Form 10-K because the NFS Clearing Agreements are ordinary course contracts as described in Regulation S-K, Item 601(b)(10)(ii), do not fall into any of the categories set forth in Item 601(b)(10)(ii)(A) - (D) of Regulation S-K, and therefore are not "material contracts" within the meaning of Item 601(b)(10) of Regulation S-K. We describe below our evaluation supporting our position that the NFS Clearing Agreements are ordinary course agreements.

Item 601(b)(10)(ii) of Regulation S-K provides, in relevant part, that "if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed," unless the contract falls within one or more of the categories covered by paragraphs (A) through (D) thereof, in which case it should be filed except where immaterial in amount and significance.

The Company is a diversified financial services company. The Company's broker-dealer subsidiaries use one or more clearing firms to process securities transactions and maintain customer accounts, among other functions. Clearing agreements, which govern the relationship between the broker-dealer and the clearing firm, therefore are the types of contracts that ordinarily accompany the business conducted by the Company's broker-dealer subsidiaries. While certain of the NFS Clearing Agreements were entered into, or amended, in connection with the forgivable loan agreements, the NFS Clearing Agreements themselves represent ordinary course contracts that would have been entered into even without the existence of the forgivable loan agreements.

Since the NFS Clearing Agreements are the types of contracts that ordinarily accompany the kind of business conducted by the Company's broker-dealer subsidiaries, they need not be filed unless they fall within one or more of the categories set forth in Item 601(b)(10)(ii)(A) - (D) of Regulation S-K. The NFS Clearing Agreements do not fall within any of such categories.

Regulation S-K, Item 601(b)(10)(ii)(B) provides, in relevant part, that a contract entered into in the ordinary course of business need not be filed unless it is a "…contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent."

As discussed in our prior response, we believe that the Company's business is not "substantially dependent" on the NFS Clearing Agreements, as such term is used in Regulation S-K, Item 601(b)(10)(ii)(B). We believe that our broker-dealer subsidiaries could obtain alternative clearing arrangements if the NFS Clearing Agreements were terminated and note that certain of our broker-dealer subsidiaries currently are parties to clearing arrangements with a different third-party clearing firm. Further, we believe that the termination of the NFS Clearing Agreements would not be expected to result in a fundamental change in the nature or structure of our business, particularly in light of alternative clearing arrangements which could be procured. While the principal and interest amounts forgiven in each of the last three years may have been material when measured against net income in such periods, they were not material when measured against other financial metrics, and the nature or structure of our business would not fundamentally change even if such amounts were not forgiven. Although the loss of a significant contract

Mr. Christian Windsor
United States Securities and Exchange Commission
June 25, 2015

may have a material financial impact on a company, we do not believe that this constitutes such company being substantially dependent upon the contract.

For the reasons stated above, the NFS Clearing Agreements were entered into in the ordinary course of business and the Company's business is not "substantially dependent" on the NFS Clearing Agreements. Therefore, we respectfully state that the NFS Clearing Agreements need not be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

The NFS Clearing Agreements contain customary termination provisions. NFS is permitted to terminate such agreements following certain circumstances, such as if we are no longer registered as a broker-dealer, cease to do business, or are suspended by FINRA. NFS is permitted to terminate the NFS Clearing Agreements after 30 days' written notice following certain other circumstances, such as an uncured breach, failure to cure a net capital deficiency within ten days after notification, indictment of an officer or director for a crime involving moral turpitude, or suspension from engaging in the securities business for more than 30 days. We will include the following or substantially similar disclosure in future filings: "The clearing agreements contain customary termination provisions. NFS is permitted to terminate such agreements following certain termination events, including, but not limited to, our breach of such agreements which is not cured within the applicable time periods. The NFS loans are conditioned upon the continuation of the clearing agreements with NFS and any termination of the clearing agreements by NFS prior to the loan maturity date would require us to repay any outstanding amounts under the NFS loans."

Thank you for your kind assistance with this matter. Please contact me at 305-572-4128 with any questions.

Very truly yours,

/s/ Brian L. Heller
Brian L. Heller
Senior Vice President-Business & Legal Affairs

cc: Ms. Alexandra M. Ledbetter, Attorney-Advisor